SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2026
Commission File Number 1-14926
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KT Corporation
(Translation of registrant's name into English)
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90, Buljeong-ro,
Bundang-gu, Seongnam-si,
Gyeonggi-do,
Korea
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐

Decision for Cash Dividend Payment

1. Dividend category		Quarterly dividend
2. Dividend type		Cash dividend
3. Dividend per share (KRW)	Common stock	600
	Different classes of stocks	-
- Differential dividends		No
4. Dividend yield (%)	Common stock	1.1
	Different classes of stocks	-
5. Total dividend payment (KRW)		144,657,867,600
6. Record date		February 25, 2026
7. Expected dividend payment date		-
8. Whether general shareholders’ meeting will be held		Yes
9. Expected date of the general shareholders’ meeting		-
10. Date of resolution by the BoD		February 10, 2026
-Attendance of outside directors	Present (No.)	7
	Absent (No.)	0
11. Additional details relevant to investment consideration
–For FY2025, in addition to the quarterly dividend above, the following quarterly dividends have been paid:
a)1st Quarter Dividend: 600 KRW per share
b)2nd Quarter Dividend: 600 KRW per share
c)3rd Quarter Dividend: 600 KRW per share
–The total number of shares eligible for this dividend payment is 241,096,446 shares.
–Item 3 above is subject to change based on external audit results and the general shareholders' meeting.
–Item 4 above is the percentage of the dividend per share relative to the arithmetic average price of the final prices formed in the securities market for one week prior to Item 10, Date of resolution by the BoD.
–Item 7 above is expected to be within one month after the Annual General Shareholders' Meeting.
–Item 9 above is to be determined.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 10, 2026
KT Corporation

By:	/s/ Jaegil Choi
Name: Jaegil Choi
Title: IRO

By:	/s/ Okdong Yoo
Name: Okdong Yoo
Title: IR Team Leader